EXHIBIT 99.1

Galapagos moving forward in CF programs at NACFC 2017

Ten posters and four oral presentations reflect progress toward triple combination therapy

Mechelen, Belgium; 2 November 2017; 7.30 CET - At the North American Cystic Fibrosis Conference (NACFC) 2017, Galapagos NV (Euronext & NASDAQ: GLPG) will show progress in both understanding of mechanisms behind the compounds, as well as clinical development of the broad portfolio of modulators. Galapagos will present the following plenary presentations and posters in Indianapolis this week:

Plenary presentations (all times ET)

Thursday 2 November
Oral session W02: CFTR2017, 10:50 - 11:00 am
Katja Conrath - abstract #5, ACTIVITY OF HUMAN CFTR MODULATORS ON CFTR FROM DIFFERENT SPECIES
Oral session TPS01: CFTR modulation & restoration, 9:45 - 11:05 am
Bertrand Kleizen (Utrecht University) - abstract #46, DECIPHERING THE MODE OF ACTION OF CLINICALLY RELEVANT NEXT GENERATION C2 CORRECTOR COMPOUNDS GLPG2737 AND GLPG3221 - flash poster presentation

Friday 3 November
Oral session W18: Innovative approaches to CF therapies, 2:20 -2:30 am
Corina Balut - abstract #198, DEVELOPMENT AND CHARACTERIZATION OF NEXT-GENERATION CORRECTORS AS PART OF A TRIPLE CF THERAPY

Saturday 4 November
Oral session W22: 11:05-11:15 am
Samantha DeStefano - abstract #13, EFFECTS OF N1303K MUTATION ON CFTR GATING

Poster presentations

Poster #5
ACTIVITY OF HUMAN CFTR MODULATORS ON CFTR FROM DIFFERENT SPECIES, accompanied by Katja Conrath

Poster #46
DECIPHERING THE MODE OF ACTION OF CLINICALLY RELEVANT NEXT GENERATION C2 CORRECTOR COMPOUNDS GLPG2737 AND GLPG3221, accompanied by Bertrand Kleizen

Poster #36
SAFETY, TOLERABILITY AND PHARMACOKINETICS OF A NOVEL CFTR POTENTIATOR GLPG3067 IN HEALTHY VOLUNTEERS, accompanied by Magdalena Petkova

Poster #259
GLPG1837 IN SUBJECTS WITH CYSTIC FIBROSIS AND THE S1251N OR G551D MUTATION: RESULTS FROM PHASE 2A STUDIES (SAPHIRA 1 AND 2), accompanied by Katja Conrath

Poster #262
SAFETY, TOLERABILITY AND PHARMACOKINETICS OF SINGLE AND MULTIPLE DOSES OF GLPG2737, A NOVEL CFTR CORRECTOR MOLECULE, IN HEALTHY VOLUNTEERS, accompanied by Olivier van de Steen

Poster #263
PHARMACOKINETICS AND SAFETY OF A NOVEL CFTR CORRECTOR MOLECULE GLPG2222 IN HEALTHY SUBJECTS AND IN SUBJECTS WITH CYSTIC FIBROSIS: RESULTS FROM TWO PHASE I STUDIES, accompanied by Olivier van de Steen

Poster #264
SAFETY, TOLERABILITY AND PHARMACOKINETICS OF CFTR POTENTIATOR GLPG2451 WITH AND WITHOUT CFTR CORRECTOR GLPG2222 IN HEALTHY VOLUNTEERS, accompanied by Gerben Van 't Klooster

Poster #31
STUDYING THE DISTINCT SENSITIVITIES OF CFTR MODULATORS USING ZEBRAFISH-CFTR, accompanied by Onoftio Laselva

Poster #167
TESTING EFFICACY OF NOVEL CORRECTORS AND POTENTIATORS IN RESCUING A RARE CYSTIC FIBROSIS MUTATION BY FUNCTIONAL SCREENING OF A CRISPR/CAS9-ENGINEERED BRONCHIAL CELL LINE, accompanied by Paul Eckford

Poster #27
MUTATIONS IN THE SECOND CYTOPLASMIC LOOP OF CFTR SUGGEST DISTINCT MODE OF ACTION BETWEEN POTENTIATORS VX-770 AND GLPG1837, accompanied by Marjolein Mijnders

Poster #13
EFFECTS OF THE N1303K MUTATION ON CFTR GATING, accompanied by Samantha DeStefano

All posters will be made available on the Galapagos website, www.glpg.com, shortly following the presentation sessions.

Tonight, Thursday 2 November, from 8:00 - 9:00 pm, we host our annual IR event at NACFC at The Conrad Hotel, 50 Washington St, Indianapolis. CSO Piet Wigerinck will present key messages from the NACFC presentations as well as give an update on our CF program. RSVP Elizabeth Goodwin, see contact below.

The North American Cystic Fibrosis Conference is sponsored by the Cystic Fibrosis Foundation: www.cff.org

For more information on cystic fibrosis: http://www.glpg.com/rd-cystic-fibrosis

About Galapagos
Galapagos (Euronext & NASDAQ: GLPG) is a clinical-stage biotechnology company specialized in the discovery and development of small molecule medicines with novel modes of action. Galapagos' pipeline comprises Phase 3 through to discovery programs in cystic fibrosis, inflammation, fibrosis, osteoarthritis and other indications. Our target discovery platform has delivered three novel mechanisms showing promising patient results in respectively inflammatory diseases, idiopathic fibrosis and atopic dermatitisGalapagos is focused on the development and commercialization of novel medicines that will improve people's lives. The Galapagos group, including fee-for-service subsidiary Fidelta, has approximately 578 employees, operating from its Mechelen, Belgium headquarters and facilities in The Netherlands, France, and Croatia. More information at www.glpg.com.

Contact

Investors:
Elizabeth Goodwin
VP IR & Corporate Communications
+1 781 460 1784

Paul van der Horst
Director IR & Business Development
+31 71 750 6707
ir@glpg.com

Media:
Evelyn Fox
Director Communications
+31 6 53 591 999
communications@glpg.com

Forward-looking statements
This release may contain forward-looking statements, including statements regarding the potential activity of in the Company's product candidates for cystic fibrosis. Forward-looking statements may involve known and unknown risks, uncertainties and other factors which might cause the actual results, financial condition and liquidity, performance or achievements of Galapagos, or industry results, to be materially different from any historic or future results, financial conditions and liquidity, performance or achievements expressed or implied by such forward-looking statements. In addition, even if Galapagos' results, performance, financial condition and liquidity, and the development of the industry in which it operates are consistent with such forward-looking statements, they may not be predictive of results or developments in future periods. Among the factors that may result in differences are the inherent uncertainties associated with competitive developments, clinical trial and product development activities and regulatory approval requirements (including that data from Galapagos' ongoing clinical research programs in cystic fibrosis may not support registration or further development of its correctors and potentiators due to safety, efficacy or other reasons), Galapagos' reliance on collaborations with third parties (including our collaboration partner for cystic fibrosis, AbbVie), and estimating the commercial potential of its product candidates. A further list and description of these risks, uncertainties and other risks can be found in Galapagos' Securities and Exchange Commission (SEC) filings and reports, including in Galapagos' most recent annual report on Form 20-F filed with the SEC and subsequent filings and reports filed by Galapagos with the SEC. Given these uncertainties, the reader is advised not to place any undue reliance on such forward-looking statements. These forward-looking statements speak only as of the date of publication of this document.  Galapagos expressly disclaims any obligation to update any such forward-looking statements in this document to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements, unless specifically required by law or regulation.